EXHIBIT 21.1

List of Subsidiaries

Company Name	Company Location	Percentage Of Ownership
Doctors Billing Corporation, Inc.	Haslett, Michigan	100%
KMS Computer Services, Inc.	Kokomo, Indiana	100%
LEAPprn Systems, Inc.	Kokomo, Indiana	100%